UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

846425833

(CUSIP Number)

Xavier Gutierrez

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2339

xgutierrez@meruelogroup.com

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425833

1.	Names of Reporting Persons. Alex Meruelo Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.12%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84642583

1.	Names of Reporting Persons. Meruelo Investment Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 254,048

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 254,048

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.12%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84642583

1.	Names of Reporting Persons. Alex Meruelo

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 255,048

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 255,048

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.12%

14.	Type of Reporting Person (See Instructions) IN

Introduction

Item 1.                                        Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value (the “Class A Common Stock”) issued by Spanish Broadcasting Systems, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7007 N W 77th Street, Miami, Florida, 33166.

Item 2.                                        Identity and Background.

This statement is jointly filed by and on behalf of Alex Meruelo Living Trust (“Meruelo Trust”), Meruelo Investment Partners LLC (“Meruelo Partners”) and Alex Meruelo.

Meruelo Trust is a revocable intervivos trust.  The principal business of Meruelo Trust is serving as a revocable intervivos trust.

Meruelo Partners acts as an investment advisor or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts, including Meruelo Trust.  The principal business of Meruelo Partners is serving as an investment advisor or manager to other parties and accounts.

Mr. Meruelo is the trustee of Meruelo Trust and managing member of Meruelo Partners and may be deemed to control, and beneficially own securities owned or held by, Meruelo Partners. The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group. Meruelo Group is a privately-held management company serving a diversified portfolio of affiliated entities with interests in banking and financial services, food services (manufacturing, distribution, and restaurant operations), construction and engineering, hospitality and gaming, real estate management and development, media (television and radio), and public and private equity investing.

The place of organization or citizenship, as applicable, of each reporting person is stated in Item 6 of such reporting person’s cover page hereto. Except for Mr. Meruelo, the address of the principal office or business address, as applicable, of each reporting person and the Meruelo Group is 9550 Firestone Blvd., Suite 105, Downey, California 90241.  The principal office or business of Mr. Meruelo is 2500 E. 2nd Street, Reno, Nevada 89595.

No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

Each reporting person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other reporting person. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3.                                        Source and Amount of Funds or Other Consideration.

The reporting persons purchased the Class A Common Stock currently owned with a combination of trust funds from Meruelo Trust and personal funds, including working capital of Meruelo Partners.

Item 4.                                        Purpose of Transaction.

The securities covered by this statement were acquired for investment purposes.  Each reporting person believes that the subject class of securities is undervalued and represents an attractive investment opportunity.

The reporting persons may engage in discussions with security holders of the issuer and other persons with respect to the subject class of securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. Each reporting person plans and proposes to review and analyze such reporting person’s interest in the issuer on a continuing basis and may engage in such discussions, as well as discussions with the issuer, the issuer’s directors and officers and other persons related to the issuer, as such reporting person deems necessary or appropriate in connection with such reporting person’s interest in the issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, each reporting person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors, and security holders of the issuer and other persons related to the issuer with respect to Issuer-Related Securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (g) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the reporting persons with respect to the issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer’s board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken. Except as otherwise described herein, no reporting person currently has any plan or proposal that relates to or would result in any of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D. However, each reporting person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D.

Item 5.                                        Interest in Securities of the Issuer.

(a)                                          The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based on 4,166,991 shares of Class A Common Stock outstanding as of March 21, 2016.

(b)                                           Number of securities for or as to which each reporting person has:

(i)                                     Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)                                  Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)                               Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto.

(c)                                            During the past sixty days, the only transactions in Class A Common Stock effected by the reporting parties were the open market purchases set forth in Exhibit 1.1.

Item 6.                                        Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

No reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.

Item 7.                                        Material to be Filed as Exhibits.

The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein. The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date:	April 29, 2016	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Trustee

Meruelo Investment Partners LLC

Date:	April 29, 2016	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Managing Member

Alex Meruelo

Date:	April 29, 2016	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo

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Exhibit Index

Exhibit

Reference	Description
1.1	Transactions in Shares (furnished herewith)
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

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